UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 001-14793

A.	Full title of the Plan and address of the Plan, if different from that of the issuer named below:

THE FIRSTBANK 401(K) RETIREMENT PLAN FOR RESIDENTS OF THE U.S. VIRGIN ISLANDS AND THE UNITED STATES OF AMERICA

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRST BANCORP.

1519 Ponce de León Avenue, Stop 23
San Juan, Puerto Rico 00908

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and the United States of America
Financial Statements and Supplemental Schedules
December 31, 2024 and 2023
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Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2024 and 2023	3

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2024	4

Notes to the Financial Statements	5

Supplemental Schedule:[1]

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2024	12

Signatures	13

Exhibits:

23.1 Consent of Crowe LLP

1 Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Plan Administrator of The FirstBank
401(k) Retirement Plan for Residents of the U.S. Virgin Islands and the United States of America
San Juan, Puerto Rico

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and the United States of America (the "Plan") as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and the United States of America financial statements.  The supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP
License Number LLP-224
Expires December 1, 2027

We have served as the Plan's auditor since 2018.

Chicago, Illinois
June 26, 2025

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Stamp No. DLLP224-51 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

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The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin
Islands and the United States of America
Statements of Net Assets Available for Benefits
December 31, 2024 and 2023

	As of December 31,
	2024	2023
Assets
Investments:
Investments, at fair value (Note 3)	$25,010,983	$21,855,315

Receivables:
Contributions receivable from participants	43,460	42,849
Contributions receivable from employer	219,099	211,142
Notes receivable from participants	765,464	722,805
Total receivables	1,028,023	976,796

Cash and cash equivalents	88,575	4,366
Net assets available for benefits	$26,127,581	$22,836,477

The accompanying notes are an integral part of these financial statements.

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The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin
Islands and the United States of America
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2024

Year ended
December 31,
2024
Additions to assets attributed to:
Investment income:
Net appreciation in fair value in investments	$2,406,269
Dividends and interest income	659,404
Total investment income	3,065,673
Interest income on notes receivable from participants	62,884

Contributions:
Participants	1,405,961
Employer	449,210
Rollovers from other qualified plans	127,416
Total Contributions	1,982,587
Total additions	5,111,144

Deductions from assets attributed to:
Benefits and withdrawals paid to participants, including rollover distributions	1,810,739
Administrative expenses	9,301
Total deductions	1,820,040

Net increase in assets available for benefits	3,291,104

Net assets available for benefits:
Beginning of the year	22,836,477
End of year	$26,127,581

The accompanying notes are an integral part of these financial statements.

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The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin
Islands and the United States of America
Notes to the Financial Statements
December 31, 2024 and 2023

1.	Description of the Plan

Reporting Entity

The accompanying financial statements include the assets of The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and the United States of America (the “Plan”) sponsored by FirstBank Puerto Rico (the “Bank”) for its U.S. Virgin Islands and United States of America employees. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which became effective on May 15, 1977.  Effective September 1, 1991, the Plan was further amended to become a savings plan under the provisions of the U.S. Internal Revenue Code.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility

All of the Bank’s U.S. Virgin Islands and United States of America full-time employees are eligible to participate in the Plan after completion of three months of service for purposes of making elective deferral contributions and one year of service for purposes of sharing in the Bank’s matching, qualified matching and qualified non-elective contributions. The Bank’s matching contribution is comprised of: 401(k) Matching Contributions and 401(k) Additional Matching Contributions, as defined in the Contributions section below. To be eligible for these matching contributions, the participant needs to be employed at any time during the Plan Year and be employed as of the last day of the Plan Year, respectively. Furthermore, regular part time employees are also eligible if the criteria of 1,000 hours of service is met.

Employees are automatically enrolled in the Plan after completion of three months of service unless the employee makes an election to waive participation in the Plan by completing an Election Form at least 30 days before the enrollment date. If the employee does not complete the election form within the mentioned period, the employee will be automatically enrolled in the Plan with an initial pre-tax contribution equivalent to 2% of his/her period eligible compensation and will increase by 1% per year up to a maximum of 5% of the compensation as of the first day of each subsequent Plan Year. In addition, such contributions will be invested in a predetermined fund until subsequent election is made by the participant.

Contributions

Participants are permitted to contribute up to an amount not to exceed the maximum deferral amount specified by the Internal Revenue Service (“IRS”) of $23,000 for the tax year ended December 31, 2024. Nonetheless, the participant may make voluntary contributions to the Plan on an after-tax basis, not to exceed the maximum annual limit allowed by law. On November 1, 2024, the IRS announced an increase in the contribution limit to $23,500 effective in 2025. The Bank contributes a matching contribution of fifty cents for every dollar up to the first 6% of the participant’s eligible compensation that a participant contributes to the Plan on a pre-tax basis. The Bank’s matching contribution of fifty cents for every dollar of the employee’s contribution is comprised of: (i) twenty-five cents for every dollar of the employee’s contribution up to 6% of the employee’s eligible compensation to be paid to the Plan as of each bi-weekly payroll; and, (ii) an additional twenty-five cents for every dollar of the employee’s contribution up to 6% of the employee’s eligible compensation to be deposited as a lump sum subsequent to the Plan Year. These are called 401(k) Matching Contributions and 401(k) Additional Matching Contributions, respectively.

Investment of participants’ and employer’s contributions are directed by participants into various investment options, which include several mutual funds and the common stock of First BanCorp., the Bank’s parent company. The Plan allows for rollover contributions from other qualified plans.

Participants with an age of 50 or older are permitted to make an additional $7,500 pre-tax contribution for the tax year ended December 31, 2024 after contributing the Plan limit of their pre-tax annual compensation.

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The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin
Islands and the United States of America
Notes to the Financial Statements
December 31, 2024 and 2023
Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Bank’s contributions and Plan earnings. Allocations are based on the participant’s contributions in the case of matching contributions, or account balances in each investment option in the case of plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Certain administrative expenses directly associated with the Plan are paid using the Plan assets and then the expenses are allocated among all participants accounts.

Vesting

Participants are immediately vested in their contributions and the 401(k) Matching Contributions plus actual earnings thereon. The 401(k) Additional Matching Contribution is subject to the completion of at least three years of service for vesting.

Notes receivable from Participants

The Plan allows participants and their beneficiaries to borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of the participant’s vested account balance or $50,000. A maximum of one loan outstanding is permitted at any time. Interest rates on loans are generally calculated based on the prime rate plus 2% as of the date the loan is granted. As of December 31, 2024 and 2023, the loans had interest rates ranging from 5.25% to 10.50%. Principal and interest are paid to the Plan ratably through biweekly payroll deductions. The loans have a term of repayment up to five years. The Plan Administrator may fix the term for repayment of a home loan for a period exceeding five years. A home loan is a loan used to acquire a dwelling unit which, within a reasonable time, the participant will use as a principal residence. Loan transactions are considered transfers between the investment funds and the Participants Loan account. These transactions are secured by the balance in the participant's account.

Payment of Benefits

Plan participants are permitted to make withdrawals from the Plan, subject to provisions in the Plan agreement. On termination of service due to death, disability or retirement all distributions from the Plan will be made in a single lump-sum cash payment.  If the value of the vested account is more than $1,000, the participant may elect to defer any benefit payable under the Plan until a specified future date. However, if the value of the account balance does not exceed $1,000, the distribution will be made to the participant, regardless of whether the participant consents to receive it. The Plan allows for participants to receive hardship distributions.

In the case of participant termination because of death, all amounts credited to such participant’s account shall become fully vested and the entire amount is paid to the person or persons legally entitled  thereto. In addition, a participant will fully vest in his or her account balance (including 401(k) Additional Matching Contributions) upon permanent and total disability.

Plan Amendments

In December  2024, the Board of Directors authorized several amendments to the Plan effective during 2025 that are intended to increase the contribution of participants, which include providing for a 3 month eligibility period for Matching Contributions instead of a one year eligibility period, (ii) increasing to 3% of compensation per payroll period the percentage amount of the automatic tax-deferral for both existing and new plan participants, increasing from 5% to 6% the maximum percentage amount of automatic tax-deferral percentage, and permitting Roth after-tax elective deferrals and In-Plan Roth conversions. In addition, the account balance amount that may be distributed without participant consent increased to $7,000.

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The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin
Islands and the United States of America
Notes to the Financial Statements
December 31, 2024 and 2023
Plan Expenses and Administration

Bank and participant contributions were held by Charles Schwab Trust Bank (“Charles Schwab”) as custodian and managed by Milliman USA, Inc. as plan recordkeeper, both appointed by the Board of Directors of the Bank. The custodian invests cash received, interest and dividend income and makes distributions to participants. The Bank’s parent company common stock in the Plan is held by State Street Bank and Trust Company (“State Street”), which provides Charles Schwab with custody, fund accounting, fund administration and transfer agency services.

Generally, recordkeeper’s fees are paid by the Bank unless there are forfeitures available to offset such expenses. For the year ended December 31, 2024, the Bank paid on behalf of the Plan $75,524 in administrative fees and other services rendered by the plan recordkeeper. Administrative expenses incurred by the Plan, primarily custodian’s fees and recordkeeper’s fees, are reflected in the Plan’s financial statements.

Forfeitures

Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Bank contributions or used to cover administrative expenses of the Plan. Refer to Note 7 for further detail.

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The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin
Islands and the United States of America
Notes to the Financial Statements
December 31, 2024 and 2023
2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting policies generally accepted in the United States of America. A description of the significant accounting policies of the Plan follows.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Contributions

Employee contributions are recorded in the period in which the Bank makes payroll deductions from the participants' compensation. The Bank’s Matching Contribution are recorded on each bi-weekly payroll. The Additional Matching Contribution, any true up matching contribution, and any other employer contribution which are deposited subsequent to the Plan Year, are recorded as part of the employer contribution receivable in the statements of net assets available for benefits.

Rollover Distributions

Terminated employees or retirees may elect to transfer their savings to other plans qualified by the U.S. Internal Revenue Code.

Investments Valuation and Income Recognition

The Plan’s investments in mutual funds, money market funds, the Schwab Personal Choice Retirement Account (“PCRA”) and common stock of First BanCorp. are stated at fair value. The PCRA is a self-directed brokerage account, which offers participants additional investment choices beyond the traditional Plan’s investment options. See Note 3 for further information regarding valuation of the Plan’s investments. The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of the realized gains or losses on investments bought and sold as well as the unrealized appreciation on those investments held during the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Management fees and operating expenses charged to the Plan related to investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, such management fees and operating expenses are reflected as net appreciation in the aggregate fair value of such investments.

Notes receivable from participants

Notes receivable from participants represent participant loans that are measured at their unpaid principal balance plus any accrued but unpaid interest. The outstanding loan amount is reduced with payroll retentions made by the employer. Loans bear interest at the rate determined by the Plan administrator at the time the loan is granted. Any terminated employee is required to repay their remaining balance or offset against their account balance upon distribution.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

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The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin
Islands and the United States of America
Notes to the Financial Statements
December 31, 2024 and 2023
3.	Fair Value Measurements

ASC Topic 820, “Fair Value Measurement,” defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This guidance also establishes a fair value hierarchy for classifying assets and liabilities, which is based on whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. One of three levels of inputs may be used to measure fair value:

Level 1	Valuations of Level 1 assets and liabilities are obtained from readily-available pricing sources for market transactions involving identical assets or liabilities in active markets.

Level 2
Valuations of Level 2 assets and liabilities are based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3
Valuations of Level 3 assets and liabilities are based on unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined by using pricing models for which the determination of fair value requires significant management judgment as to the estimation.

As of December 31, 2024 and 2023, the Plan’s investments measured at fair value consisted of the following instruments and classifications within the fair value hierarchy:

	As of December 31, 2024
	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Assets at Fair Value
Investments in mutual funds and money market funds	$23,047,504	$-	$-	$23,047,504
Investment in First BanCorp.	1,018,946	-	-	1,018,946
PCRA	869,626	74,907	-	944,533
Total investments at fair value	$24,936,076	$74,907	$-	$25,010,983

	As of December 31, 2023
	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Assets at Fair Value
Investments in mutual funds and money market funds	$20,773,432	$-	$-	$20,773,432
Investment in First BanCorp.	936,800	-	-	936,800
PCRA	145,083	-	-	145,083
Total investments at fair value	$21,855,315	$-	$-	$21,855,315

Following is a description of the Plan’s valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2024 and 2023.

Mutual Funds and money market funds: These open-ended funds are valued at the daily closing price as reported by the funds, which represents the net asset value of shares held by the Plan at the reporting date. The net asset value is a quoted market price available in an active market.

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The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin
Islands and the United States of America
Notes to the Financial Statements
December 31, 2024 and 2023

Investment in First BanCorp.: Investment in First BanCorp. consists of common stock of First BanCorp. and is valued based on the closing price per the stock exchange on which they are traded.

Self-directed brokerage accounts: Investments held in a PCRA include exchange-traded funds and other short-term assets, which are valued using quoted market prices at period end and, as such, are classified as Level 1. These investments also include corporate obligations and long-term time deposits, which are valued based on the present value of future cash flows discounted based on the current interest rate at the reporting date and, as such, are classified as Level 2.

4.	Party-In-Interest Transactions

Parties-in-interest are defined under the provisions of ERISA as any fiduciary of the Plan, any party rendering service to the Plan, any employer (or any affiliate), any employee of such employer covered by the Plan, and certain others. Certain Plan investments consist of investments in a money market fund, a mutual fund and PCRA at Charles Schwab, or affiliates, which is the provider of custodial services as defined by the Plan since April 1, 2005.

In addition, as of December 31, 2024 and 2023, the First BanCorp. Unitized Stock Fund held 54,811 and 56,948 shares, respectively, with a quoted market value of $1,018,946 and $936,800, respectively, of First BanCorp. common stock, the parent company of the Plan Sponsor. The First BanCorp. Unitized Stock Fund also has an investment in a money market fund managed by State Street. State Street provides Charles Schwab with, among other things, custody services for the First BanCorp. Unitized Stock Fund. For the year ended December 31, 2024, the Plan received dividend income of $36,695 related to the investment in First BanCorp. Unitized Stock Fund and recognized net gains of $163,363, of which $139,139 relates to the net appreciation in the fair value of such investment. Moreover, in relation to the First Bancorp. Unitized Stock Fund, during the year ended December 31, 2024, the Plan completed purchases or acquisition through rollovers for a total acquisition price of $92,619 and completed sales and distributions of shares which had a carrying value of $152,689 and sales proceeds of $176,913, resulting in a realized gain of $24,224.

Plan assets include notes receivable from participants of $765,464 and $722,805 as of December 31, 2024 and 2023, respectively. For the year ended December 31, 2024, interest income related to notes receivable from participants amounted to $62,884. These transactions qualify as party in-interest transactions permitted under the provisions of ERISA.

5.	Tax Status

The Plan obtained its latest determination letter on July 7, 2017, in which the Internal Revenue Service determined and informed the Bank that the Plan is designed in accordance with the applicable sections of the U.S. Internal Revenue Code (IRC) and, therefore, exempt from income taxes. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified and is tax exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by federal, state and/ or local taxing authorities. The plan administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2024 and 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2021.

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The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin
Islands and the United States of America
Notes to the Financial Statements
December 31, 2024 and 2023
6.	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100 percent vested in their accounts and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

7.	Forfeited Amounts

Forfeited nonvested accounts amounted to $20 as of December 31, 2024 ($2,264 as of December 31, 2023). Forfeited accounts, if any, are transferred by the Plan administrator to an unallocated account to be used to cover administrative expenses of the Plan or reduce the Bank’s future contributions. Forfeitures amounting to $5,445 were used to reduce the Bank’s contributions during 2024.

8.	Risks and Uncertainties

The Plan provides for investment options in various funds that invest in equity and debt securities and other investments. Such investments are exposed to various risks, such as interest rate, market and credit risks. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades, as well as the risk associated with global events. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in these factors in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. The Plan’s exposure to a concentration of credit risk is dependent upon the investments selected by the participants.

The Plan is subject to legal proceedings and claims which might arise in the ordinary course of its activities. At this time, there are no legal proceedings against the Plan that might impact the financial statements.

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The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin
Islands and the United States of America
EIN #: 66-0183103
Plan #: 004
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2024

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of Investment, including maturity date and rate of interest (in the case of notes receivable), or par value			(d) Cost	(e) Current value
	Common Stocks
*	First BanCorp.	Common Stock	54,811	shares	**	$1,018,946
	Total Common Stocks					1,018,946
	Mutual Funds and Money Market Funds
	Cohen & Steers Realty Shares Fund Class L	Mutual Fund	1,316	shares	**	86,521
	Dodge & Cox Global Bond Fund X	Mutual Fund	7,986	shares	**	83,932
	Fidelity Extended Market Index Fund	Mutual Fund	24,984	shares	**	2,270,505
	Fidelity International Index Fund	Mutual Fund	29,009	shares	**	1,379,109
*	Schwab S&P 500 Index Fund- Select S	Mutual Fund	80,120	shares	**	7,232,393
	Vanguard Inflation-Protected Securities Fund	Mutual Fund	7,380	shares	**	166,192
	Vanguard Target Retirement Income Fund	Mutual Fund	21,061	shares	**	275,904
	Vanguard Target Retirement 2020 Fund	Mutual Fund	18,389	shares	**	486,948
	Vanguard Target Retirement 2025 Fund	Mutual Fund	32,574	shares	**	608,815
	Vanguard Target Retirement 2030 Fund	Mutual Fund	44,348	shares	**	1,679,904
	Vanguard Target Retirement 2035 Fund	Mutual Fund	32,082	shares	**	769,327
	Vanguard Target Retirement 2040 Fund	Mutual Fund	18,536	shares	**	801,142
	Vanguard Target Retirement 2045 Fund	Mutual Fund	43,334	shares	**	1,285,713
	Vanguard Target Retirement 2050 Fund	Mutual Fund	9,612	shares	**	479,086
	Vanguard Target Retirement 2055 Fund	Mutual Fund	11,475	shares	**	638,147
	Vanguard Target Retirement 2060 Fund	Mutual Fund	4,489	shares	**	230,038
	Vanguard Target Retirement 2065 Fund	Mutual Fund	6,139	shares	**	206,398
	Vanguard Total Bond Market Index Fund Institutional Shares	Mutual Fund	159,929	shares	**	1,516,124
	Vanguard Total Bond Market Index Fund	Mutual Fund	166	shares	**	1,572
*	State Street Institutional U.S. Government
	Money Market Fund	Money Market Fund	55,999	shares	**	55,999
*	Schwab Treasury Obligations Money Fund	Money Market Fund	2,793,735	shares	**	2,793,735
	Total mutual funds and money market funds					23,047,504
	Other Investments
*	Notes receivable from participants	Interest rates ranging from 5.25%
		to 10.50%. Maturities through December 2034			**	765,464
*	Personal Choice Retirement Account - Self-directed
	Brokerage Account				**	944,533
	Total Other Investments					1,709,997
	Total					$25,776,447

*    Party in-interest
** Historical cost is not required for participant directed investments.

See accompanying report of Independent Registered Public Accounting Firm.

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Signatures

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the Board of Trustees (or the persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE FIRSTBANK 401(K) RETIREMENT PLAN FOR RESIDENTS OF THE U.S. VIRGIN ISLANDS AND THE UNITED STATES OF AMERICA
(Name of Plan)

Date: June 26, 2025	By:	/s/ Victor Barreras
Authorized Representative